OMB APPROVAL	
OMB Number:	3235-0123
Expires: February 28, 2010	
Estimated average burden hours per response . . . 12.00	

SECURITIE‖‖‖‖‖‖‖‖ 08031934 ‖‖‖‖‖‖‖‖)N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER	
8 -	48651

SEC Mail Processing
...
MAY 3 0 2008
Washington, DC
111

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___04/01/07___ AND ENDING ___03/31/08___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hyundai Securities (America), Inc. and Subsidiary

SEC Mail Processing

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1370 Avenue of the Americas, Suite 2200

(No. and Street)

MAY 3 0 2008
Washington, DC
111

New York   New York   10019

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT.

Theodore Schofield   (212)   265-2760

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.

(Name – if individual, state last, first, middle name)

4 Becker Farm Road   Roseland   New Jersey   07068

(Address)   (City)   (State)   (Zip Code)

PROCESSED

JUN 0 6 2008

THOMSON REUTERS

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I,____Theodore Schofield_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____Hyundai Securities (America), Inc. and Subsidiary_____, as of ____March 31_____,20_08__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

BRENDA G. SCHOFIELD
MY COMMISSION EXPIRES OCTOBER 6, 2008
STATE OF NEW JERSEY

_____
Signature

_____
Senior Vice President
Title

_____
Notary Public

May 26, 2008

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

**HYUNDAI SECURITIES (AMERICA), INC.
AND SUBSIDIARY**

CONSOLIDATED STATEMENT OF
FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

MARCH 31, 2008

HYUNDAI SECURITIES (AMERICA), INC. AND SUBSIDIARY

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Hyundai Securities (America), Inc.

We have audited the accompanying consolidated statement of financial condition of Hyundai Securities (America), Inc. and Subsidiary (collectively, the "Company") as of March 31, 2008. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hyundai Securities (America), Inc. and Subsidiary as of March 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
May 27, 2008

1

HYUNDAI SECURITIES (AMERICA), INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

March 31, 2008

ASSETS

Cash and cash equivalents	$ 4,641,655
Receivables from broker-dealers and clearing organizations, including clearing deposit of $100,000	2,532,534
Securities owned, at fair value	15,505,731
Receivable from Parent	115,018
Accrued interest receivable	146,122
Equipment, net	12,739
Other assets	686,357
	$ 23,640,156

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 332,536
Income tax payable	224,171
Total liabilities	556,707
Stockholder's equity	
Common stock, $.01 par value, 1,000 shares authorized, 220 shares issued and outstanding	2
Additional paid-in capital	31,999,998
Accumulated deficit	(8,916,551)
Total stockholder's equity	23,083,449
	$ 23,640,156

HYUNDAI SECURITIES (AMERICA), INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of operations

Hyundai Securities (America), Inc. (the "Company") was incorporated on September 1, 1995, under the laws of the State of Delaware, and commenced operations on March 26, 1996. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through consolidation of the National Association of Securities Dealers, Inc. ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company is a subsidiary of Hyundai Securities Co., Ltd. (the "Parent"), located in Seoul, South Korea. The Company is principally involved in the brokerage of U.S. and Korean securities and also engages in underwriting activities.

Hyundai Securities (America) Investment Advisors ("HSAIA") is a wholly-owned inactive subsidiary of the Company. At March 31, 2008, HSAIA had no assets and no liabilities, and no income or expenses for the year then ended.

2. Summary of significant accounting policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers U.S. treasury bills or certificates of deposit with maturities less than 90 days, and money market accounts to be cash equivalents.

Securities Owned

Securities owned are valued at market and unrealized gains and losses are reflected in the consolidated statement of operations. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price is sold short.

Equipment

Equipment is at stated cost less accumulated depreciation. The Company provides for depreciation using the straight-line method over 7 years.

Receivable from Broker-Dealers and Clearing Organizations

Amounts due from broker-dealers and clearing organizations may be restricted to the extent that they serve as securities sold short. See Note 12 for further detail.

HYUNDAI SECURITIES (AMERICA), INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of significant accounting policies (continued)

Translation of Foreign Currency

The Company adheres to the accounting and reporting requirements of SFAS No. 52, "Foreign Currency Translation." The Company's functional currency is the United States dollar. Assets and liabilities denominated in nonfunctional currencies are translated into U.S. dollar amounts at the year end exchange rate. Purchases and sales of investments, and income and expenses that are denominated in nonfunctional currencies are translated into U.S. dollar amounts on the transaction date. Adjustments arising from currency translation are reflected in the consolidated statement of operations.

The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net trading and investment income in the consolidated statement of operations.

Income Taxes

The Company complies with SFAS No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities, which will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Revenue and Expense Recognition From Securities Transactions and Commission Income

Securities transactions and the related revenues and expenses are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recognized when earned. Commission income is recorded when earned.

Revenue Recognition from Advisory Fees

The Company earns a monthly advisory fee based on the underlying net asset value of the underlying investment equal to .5% per annum calculated as of the end of each month. In addition, the Company receives a performance based advisory fee of 15% of the increase in value of the underlying net asset value of the investment, subject to a 15% hurdle rate, which is receivable annually.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

HYUNDAI SECURITIES (AMERICA), INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Securities owned

At March 31, 2008, securities owned, at market, consisted of the following:

Korean debt securities	$	4,986,814
Korean equity securities		1,119,637
Other foreign debt securities		5,409,800
U.S. Treasury bills		3,989,480
	$	15,505,731

4. Equipment

Equipment as of March 31, 2008 consisted of the following:

Office equipment	$	14,331
Less accumulated depreciation		1,592
	$	12,739

Depreciation expense was $1,592 for the year ended March 31, 2008.

5. Transactions with Parent

The Company has a commission sharing agreement with the Parent, in which the Company receives a portion of the gross commission earned in connection with trades executed by the Parent. Receivable from Parent includes commissions due to the Company and balances resulting from such trades. Substantially all of the Company's commission income was derived from transactions executed in accordance with this agreement. Included in other assets on the statement of financial condition is approximately $51,000 of other receivables from the Parent. In addition, the Parent custodies all proprietary Korean equity positions held by the Company.

6. Related party transactions

Hyundai Securities Europe, LTD., a related party, manages all dollar denominated fixed income securities held in Europe, which are held in custody by Euroclear, an unrelated third party. For this service the Company pays an advisory fee which was $1,880 for the year ended March 31, 2008, which is included in clearance fees on the consolidated statement of operations.

HYUNDAI SECURITIES (AMERICA), INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Income taxes

At March 31, 2008, the Company has federal, state and city capital loss carry-forwards of approximately $119,000 that can be carried forward for five years, expire beginning in March 2009, and that can only be used to offset future capital gains. Management of the Company has no assurance that the potential future benefit of these capital loss carry-forwards will be realized before they expire. In addition, the Company has unrealized losses of approximately $135,000 at March 31, 2008. The combined deferred tax asset of approximately $117,000 related to the unrealized losses and the capital loss carry-forwards has been fully reserved as of March 31, 2008. During the year ended March 31, 2008, the Company utilized approximately $219,000 of capital loss carry-forwards for which the related deferred tax asset of approximately $117,000 had been fully reserved in the prior year.

During the year ended March, 31, 2008, the Company utilized substantially all of its net operating loss carry-forwards for which the related deferred tax asset of approximately $662,000 had been fully reserved in the prior year.

8. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. (The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits.) At March 31, 2008, the Company had net capital of $21,443,889 which was $21,193,889 in excess of its required minimum net capital of $250,000.

9. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraphs (k)(2)(i) and (ii), and therefore, is not required to maintain a "Special IReserve Bank Account for the Exclusive Benefit of Customers", as "all customer transactions are cleared through another broker-dealer on a fully disclosed basis."

10. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution.

HYUNDAI SECURITIES (AMERICA), INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Commitment

The Company is obligated under an operating lease for its New York office space that expires in December 2011.

Future minimum annual rental payments (exclusive of other charges as defined in the operating lease) are approximately as follows:

Year ending March 31,

2009	$	179,000
2010		179,000
2011		179,000
2012		134,000
	$	671,000

Rent expense under this operating lease for the year ended March 31, 2008 was approximately $182,000.

12. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements.

